FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Capital and leverage ratios

Appendix 1 Capital and leverage ratios

Contents
CRR capital estimate 2
CRR leverage estimate 6

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate
A reconciliation between the accounting capital as published in the interim financial statements and the Capital Requirements Regulations (CRR) capital position is set out below.

Although the CRR text has been finalised, the related technical standards are still draft. The finalisation of these could have a material impact in a number of areas such as the scope of the deduction for insignificant financial holdings.

The 'year 1 transitional basis' applies the rules as if 2013 was year 1 of the transition period. The full basis shows the same calculation based on a complete implementation of CRR. This is based on the Group's current interpretation of the final text of the CRR, as published on 27 June 2013, and the draft regulatory technical standards.

Instruments which do not include a call option and an incentive to redeem will be grandfathered. Instruments which have a call option and an incentive to redeem will generally be grandfathered until their effective maturity (first call date). Instruments which are not eligible for grandfathering are excluded.

In the first year of transition, the regulatory adjustments will be calculated under the new rules. The CRR deductions are determined by applying the transitional percentage (20% in year 1). The residual balance will be deducted according to the current rules, except where the PRA has specified a different treatment.

	30 June 2013			31 December 2012
	Current basis	Transitional basis	Full basis	Current basis	Transitional basis	Full basis

Core Tier 1 capital	£48,444m	£54,821m	£41,045m	£47,320m	£53,963m	£37,908m
RWAs (1)	£436bn	£471bn	£471bn	£460bn	£495bn	£495bn
Core Tier 1 ratio	11.1%	11.6%	8.7%	10.3%	10.9%	7.7%

Key points
•
Refinements to interpretations and re-assessments on the treatment of the nominal value of the B shares post transition, deferred tax assets and incurred CVA have resulted in the increase in the CRR end point capital base.

•	The reduction in RWAs under current rules is due to continued Non-Core run-off and the strategic reshaping of the Markets business. Under CRR rules, corporate SME lending attracts a lower weighting.

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

	30 June 2013			31 December 2012
	Current basis	Transitional basis	Full basis	Current basis	Transitional basis	Full basis
	£m	£m	£m	£m	£m	£m

Common Equity Tier 1 (CET1) capital: instruments and reserves
Capital instruments and the related share premium accounts
- Ordinary shares	31,584	31,584	31,584	30,864	30,864	30,864
- B shares (1)	510	510	510	510	510	-
Retained earnings including current year loss	11,105	11,105	11,105	10,596	10,596	10,596
Accumulated other comprehensive income	25,984	25,984	25,984	26,160	26,160	26,160

Less innovative issues moved to Additional Tier 1 (AT1) capital	(979)	(979)	(979)	(431)	(431)	(431)
Less preference shares moved to AT1 capital	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)

Non-controlling interests per accounting balance sheet	475	380	-	2,318	2,318	2,318
Less innovative issues moved to AT1 capital	-	-	-	(548)	(548)	(548)
Less minority interest deconsolidated	-	-	-	(1,367)	(1,367)	(1,770)
Minority interests allowable	475	380	-	403	403	-

Common Equity Tier 1 (before regulatory adjustments)	64,366	64,271	63,891	63,789	63,789	62,876

Common Equity Tier 1: regulatory adjustments
Additional value adjustments (2)	-	(267)	(267)	-	(310)	(310)
Intangible assets (net of related tax liability)	(13,997)	(2,811)	(14,053)	(13,545)	-	(13,956)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (3)	-	(261)	(2,606)	-	(323)	(3,231)
Fair value reserves related to gains or losses on cash flow hedges	(491)	(491)	(491)	(1,666)	(1,666)	(1,666)
Excess of expected loss over impairment provisions (4)	(2,032)	(1,099)	(5,496)	(1,904)	-	(6,154)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing (5)	447	400	208	691	691	493
Defined benefit pension fund assets	628	(141)	(141)	913	(144)	(144)
Exposure amount which qualify for a risk-weighting of 1,250%, where the institution opts for the deduction alternative (securitisation positions)	(1,051)	-	-	(1,107)	-	-
Regulatory adjustments relating to unrealised gains and losses	714	714	-	346	346	-
Of which:
- unrealised losses on AFS debt	800	800	-	409	409	-
- unrealised gains on AFS equity	(86)	(86)	-	(63)	(63)	-
Other adjustments for regulatory purposes	(140)	-	-	(197)	-	-
Qualifying AT1 deductions that exceed the AT1 capital (6)	-	(5,494)	-	-	(8,420)	-

Common Equity Tier 1 (total regulatory adjustments)	(15,922)	(9,450)	(22,846)	(16,469)	(9,826)	(24,968)

Common Equity Tier 1 capital (7)	48,444	54,821	41,045	47,320	53,963	37,908

For the notes to this table refer to page 5.

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

	30 June 2013			31 December 2012
	Current basis	Transitional basis	Full basis	Current basis	Transitional basis	Full basis
	£m	£m	£m	£m	£m	£m

Additional Tier 1 capital: instruments
Capital instruments and related share premium accounts	5,123	-	-	5,075	-	-
Qualifying Tier 1 capital and the related share premium accounts subject to phase out from AT1	4,427	4,448	-	4,125	4,571	-
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties (subject to phase out £3,695 million)	302	3,498	-	292	4,042	-

Additional Tier 1 capital (before regulatory adjustments)	9,852	7,946	-	9,492	8,613	-

Additional Tier 1: regulatory adjustments
Deductions from AT1 capital during the transitional period	-	(13,440)	-	-	(17,033)	-
Of which:
- intangible assets	-	(11,242)	-	-	(13,956)	-
- excess of expected loss over impairment provisions	-	(2,198)	-	-	(3,077)	-
Other Basel II regulatory adjustments	(508)	-	-	323	-	-

Additional Tier 1 (total regulatory adjustments)	(508)	(13,440)	-	323	(17,033)	-

Additional Tier 1 capital	9,344	(5,494)	-	9,815	(8,420)	-

Qualifying AT1 deductions that exceed the AT1 capital (6)	-	5,494	-	-	8,420	-

Tier 1 capital (8)	57,788	54,821	41,045	57,135	53,963	37,908

Tier 2 capital: instruments and provisions
Capital instruments and the related share premium accounts	15,666	-	-	15,614	-	-
Qualifying items and the related share premium	-	1,015	5,071	-	2,774	7,292
Qualifying own funds instruments issued by subsidiaries and held by third parties	-	13,441	10,229	-	12,605	5,185
Unrealised gains on AFS equity shares	86	-	-	63	-	-
Credit risk adjustments	415	415	415	399	399	399

Tier 2 capital (before regulatory adjustments)	16,167	14,871	15,715	16,076	15,778	12,876

Tier 2 regulatory adjustments
Residual amounts deducted during the transitional period - excess of expected loss over impairment provisions	-	(2,198)	-	-	(3,077)	-
Other Basel II regulatory adjustments	(4,823)	-	-	(3,924)	-	-

Tier 2 (total regulatory adjustments)	(4,823)	(2,198)	-	(3,924)	(3,077)	-

Tier 2 capital	11,344	12,673	15,715	12,152	12,701	12,876

Total deductions	(310)	-	-	(2,487)	-	-

Total capital	68,822	67,494	56,760	66,800	66,664	50,784

For the notes to this table refer to page 5.

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

Flow statement (CRR)
The table below analyses the movement in Common Equity Tier 1, Other Tier 1 and Tier 2 capital during the first half of the year.
	Common Equity Tier 1	Tier 2	Total
	£m	£m	£m

At 1 January 2013	37,908	12,876	50,784
Attributable profit net of movements in fair value of own credit	250	-	250
Share capital and reserve movements in respect of employee share schemes	220	-	220
Nominal value of B shares	510	-	510
Available for sale reserve	(368)	-	(368)
Foreign exchange reserve	1,293	-	1,293
Foreign exchange movements	-	794	794
Increase in goodwill and intangibles	(97)	-	(97)
Deferred tax asset	625	-	625
Excess of expected loss over impairment provisions	658	-	658
Grandfathered instruments under CRR text	-	2,748	2,748
Dated subordinated debt issues	-	652	652
Dated subordinated debt maturities and redemptions	-	(1,421)	(1,421)
Other movements	46	66	112

At 30 June 2013	41,045	15,715	56,760

Notes:
General:
Estimates, including RWAs, are based on the current interpretation, expectations, and understanding of the proposed CRR requirements, anticipated compliance with all necessary enhancements to model calibration and other refinements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR impact may differ from these estimates due to the finalisation of the technical standards and interpretive issues, for example the eligibly of counterparties that qualify for exemption when applying the credit valuation adjustment (CVA) volatility charge.

Capital base:
(1)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(2)
The additional valuation adjustment, arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full in the year one transition in line with the guidance from the PRA. This uses methodology agreed with the PRA pending the issue of the final Regulatory Technical Standards (RTS) by the European Banking Authority.

(3)
The PRA requires firms to take a CET1 deduction in the year one transition equal to 10% of the deferred tax assets (DTAs) which do not relate to temporary differences. The netting of deferred tax liabilities against DTAs reflects our interpretation of the final CRR text.

(4)	In our current interpretation of the CRR final rules, we have assumed that incurred CVA will be counted as eligible provisions in the determination of the deduction for expected losses.
(5)
The deduction for the valuation adjustment for own credit risk for derivative liabilities (the debit valuation adjustment) is assumed to transition on the same basis as other regulatory adjustments (20% in year one of transition).

(6)
Where the deductions from AT1 capital exceed the amount of AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in the year 1 transition is due to the application of the current rules to the transitional amounts.

(7)
The fully loaded CRD IV Core Tier 1 capital ratio as reported in the Capital management section on page 130 of the Group's Interim Results 2013 is based on Core Tier 1 capital of £41.2 billion assuming full divestment of Direct Line Group.

(8)
Should the regulatory technical standard relating to maturity restrictions on hedging be implemented without amendment, the fully loaded Tier 1 capital position would reduce by approximately £1.5 billion for insignificant investments based on our estimate of current positions. The Group has already announced its intention to exit the equities businesses as part of Markets strategic change; this will reduce positions to the extent that no deduction will be required. However there could be a modest short-term impact on the Group's transitional ratio.

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

Notes (continued)
Risk weighted assets:
(1)	Current securitisation positions are shown as RWAs risk weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and CCPs.
(3)	RWAs assume implementation of the full IMM model suite, that existing waivers will continue and includes methodology changes that take effect immediately on CRR implementation
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the CVA volatility charges.
(5)	The CRR final text includes a reduction in the risk weight relating to SMEs

CRR leverage estimate
The Group monitors and reports an internationally recognised leverage definition (assets/equity) based on funded tangible assets (total assets minus derivatives and intangible assets) divided by qualifying regulatory Tier 1 capital.

The Basel III agreement introduced a leverage ratio as a non-risk-based backstop limit intended to supplement the risk-based capital requirements. It aims to constrain the build up of excess of leverage in the banking sector, introducing additional safeguards against model risk and measurement errors.

The FPC on 19 March 2013 required the PRA to take steps to ensure that the major UK banks would hold resources equivalent to at least 7% of RWAs by the end 2013 after reflecting adjustments recommended by FPC. The PRA statement of 20 June 2013, relating to the FPC's capital shortfall exercise, indicated that meeting the 7% RWA capital standard will be sufficient for leverage ratios to be no less than 3%. The Group's estimated leverage ratios under both the CRR and Basel III texts are above 3%.

The PRA has requested that UK banks publish a leverage ratio based on:
●	Tier 1 capital as set out in the final CRR text

●
Exposure measure calculated using the December 2010 Basel III text; further specificity being sourced from the instructions in the July 2012 Quantitative Impact Study and the related Frequently Asked Questions

Appendix 1 Capital and leverage ratios (continued)

CRR leverage estimate (continued)
The leverage ratios based on both the final CRR text and the basis requested by the PRA are set out below.
	30 June 2013				31 December 2012
Leverage ratio	Exposure £bn	Tier 1 capital £bn	Leverage	Leverage %	Exposure £bn	Tier 1 capital £bn	Leverage	Leverage %

Assets/equity basis:
Tier 1 leverage ratio	828.5	57.8	14x	7.0	856.9	57.1	15x	6.7
Tangible equity leverage ratio (1)	828.5	49.9	17x	6.0	856.9	49.8	17x	5.8

CRR basis:
Transitional measure	1,193.4	54.6	22x	4.6	1,205.2	54.0	22x	4.5
Full end point measure (excluding grandfathering)	1,191.1	41.0	29x	3.4	1,202.3	37.9	32x	3.1
Adjusted end point measure (including grandfathering) (2)	1,191.1	50.9	23x	4.3	1,202.3	48.0	25x	4.0

Basel III basis:
Transitional measure	1,223.3	54.6	22x	4.5	1,225.8	54.0	23x	4.4
Full end point measure (excluding grandfathering)	1,221.0	41.0	29x	3.4	1,222.9	37.9	32x	3.1
Adjusted end point measure (including grandfathering) (2)	1,221.0	50.9	24x	4.2	1,222.9	48.0	25x	3.9

Notes:
(1)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(2)	Basel III adjusted Tier 1 capital includes grandfathered ineligible capital instruments.

Key point
•
Both the CRR and Basel III end point leverage ratios have improved by 30 basis points to 3.4%, primarily reflecting the increase in Common Equity Tier 1 capital base from £38 billion to £41 billion as highlighted on pages 2 and 3.

Appendix 1 Capital and leverage ratios (continued)

CRR leverage estimate (continued)
	30 June 2013			31 December 2012
Exposure measure	Assets/ equity basis £bn	Pro forma CRR leverage £bn	Pro forma Basel III leverage £bn	Assets/ equity basis £bn	Pro forma CRR leverage £bn	Pro forma Basel III leverage £bn

Cash and balances at central banks	89.6	89.6	89.6	79.3	79.3	79.3
Debt securities	138.2	138.2	138.2	157.4	157.4	157.4
Equity shares	11.4	11.4	11.4	15.2	15.2	15.2
Derivatives	373.7	373.7	373.7	441.9	441.9	441.9
Loans and advances to banks and customers	449.0	449.0	449.0	459.3	459.3	459.3
Reverse repurchase agreements and stock borrowing	99.3	99.3	99.3	104.8	104.8	104.8
Assets of disposal groups	1.3	1.3	1.3	14.0	14.0	14.0
Goodwill and intangible assets	14.0	14.0	14.0	13.5	13.5	13.5
Other assets	39.7	39.7	39.7	26.9	26.9	26.9

Total assets	1,216.2	1,216.2	1,216.2	1,312.3	1,312.3	1,312.3

Netting:
- Derivatives		(279.5)	(279.5)		(340.4)	(340.4)
- Securities financing transactions (SFTs) (1)		(82.2)	(50.7)		(75.3)	(52.5)
Exclude derivatives	(373.7)			(441.9)
Regulatory deductions and other adjustments (2)	(14.0)	(3.8)	(3.8)	(13.5)	(14.9)	(14.9)

Adjusted total tangible assets	828.5			856.9

Potential future exposure on derivatives (3)		150.1	148.5		133.1	130.9
Undrawn commitments		190.3	190.3		187.5	187.5

End point leverage exposure measure		1,191.1	1,221.0		1,202.3	1,222.9
Transitional adjustments to assets deducted from regulatory Tier 1 capital		2.3	2.3		2.9	2.9

Transitional leverage exposure measure		1,193.4	1,223.3		1,205.2	1,225.8

Notes:
(1)
Under Basel III view, the balance sheet value is reduced for allowable netting under the Basel II framework (excluding cross-product netting) which mainly relates to cash positions under a master netting agreement. In the CRR calculation, the balance sheet value is replaced with the related regulatory exposure value which allows netting of both cash positions and  related collateral of SFTs.

(2)
Regulatory deductions: to ensure consistency between the numerator and the denominator, items that are deducted from capital are also deducted from total assets (comprising goodwill and intangibles £14.1 billion (31 December 2012 - £13.5 billion), deferred tax assets £2.6 billion (31 December 2012 - £3.2 billion), additional valuation adjustment £0.3 billion and cash flow hedge reserves £0.5 billion (31 December 2012 - £1.7 billion)). Other adjustments reflect the difference between the scope of the regulatory consolidation and the consolidation for financial reporting.

(3)
Potential future exposure on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type of instrument and the residual maturity of the contract to the nominal amounts or underlying values of derivative contracts.

Appendix 1 Capital and leverage ratios (continued)

CRR leverage estimate (continued)
Undrawn commitments represent regulatory add-on relating to off-balance sheet undrawn commitments based on a 10% credit conversion factor (CCF) for unconditionally cancellable commitments and 100% of other commitments. Off-balance sheet items comprise:

	UK Retail	UK Corporate	Wealth	International Banking (1)	Ulster Bank	US Retail & Commercial	Markets	Total
30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (after application of 10% CCF)	3.1	0.4	0.1	0.7	0.2	1.9	-	6.4
Undrawn commitments	9.3	33.6	5.3	104.3	2.2	17.4	11.8	183.9

	12.4	34.0	5.4	105.0	2.4	19.3	11.8	190.3

31 December 2012

Unconditionally cancellable items (after application of 10% CCF)	3.3	0.5	0.1	0.8	0.2	1.8	-	6.7
Undrawn commitments	9.6	33.9	4.7	102.6	2.1	15.6	12.3	180.8

	12.9	34.4	4.8	103.4	2.3	17.4	12.3	187.5

Note:
(1)	International Banking facilities are primarily undrawn facilities to large multinational corporations, many of which are domiciled in the UK.

Appendix 2

Funding and related risks

Appendix 2 Funding and related risks

Contents
Funding sources 2
Deposits and repos 2
Divisional loan:deposit ratios and funding surplus 2
Net stable funding ratio (NSFR) 4
Retail & Commercial deposit maturity analysis 5
Encumbrance 5
Non-traded interest rate risk 8
Value-at-risk 8
Sensitivity of net interest income 9
Currency risk: Structural foreign currency exposures 10

Appendix 2 Funding and related risks (continued)

Funding sources

Deposits and repos
The table below shows the composition of the Group's deposits and repos.

	30 June 2013		31 December 2012
	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m

Financial institutions
- central and other banks	45,287	34,419	57,074	44,332
- other financial institutions	57,639	88,329	64,237	86,968
Personal and corporate deposits	379,567	992	369,755	1,072

	482,493	123,740	491,066	132,372

£164 billion or 38% of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation scheme and other similar schemes. Of the personal and corporate deposits above, 51% related to personal customers.

Divisional loan:deposit ratios and funding surplus
The table below shows divisional loans, deposits, loan:deposit ratios (LDR) and customer funding surplus.
	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 June 2013	£m	£m	%	£m

UK Retail	109,711	111,559	98	1,848
UK Corporate	102,244	126,234	81	23,990
Wealth	17,010	38,885	44	21,875
International Banking	40,231	46,019	87	5,788
Ulster Bank	28,525	23,143	123	(5,382)
US Retail & Commercial	53,059	60,116	88	7,057

Retail & Commercial	350,780	405,956	86	55,176
Markets	28,028	26,418	106	(1,610)
Other	5,025	2,044	246	(2,981)

Core	383,833	434,418	88	50,585
Non-Core	35,785	2,788	nm	(32,997)

Group	419,618	437,206	96	17,588

nm = not meaningful

For the notes to this table refer to the following page.

Appendix 2 Funding and related risks (continued)

Funding sources: Divisional loan:deposit ratios and funding surplus (continued)

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2012	£m	£m	%	£m

UK Retail	110,970	107,633	103	(3,337)
UK Corporate	104,593	127,070	82	22,477
Wealth	16,965	38,910	44	21,945
International Banking	39,500	46,172	86	6,672
Ulster Bank	28,742	22,059	130	(6,683)
US Retail & Commercial	50,986	59,164	86	8,178
Conduits (4)	2,458	-	-	(2,458)

Retail & Commercial	354,214	401,008	88	46,794
Markets	29,589	26,346	112	(3,243)
Other	2,123	3,340	64	1,217

Core	385,926	430,694	90	44,768
Non-Core	45,144	3,298	nm	(41,846)
Direct Line Group	881	-	-	(881)

Group	431,951	433,992	100	2,041

nm = not meaningful

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing and net of impairment provisions.
(2)	Excludes repurchase agreements and stock lending.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately as they were funded by commercial paper issuance until the end of Q3 2012.

Appendix 2 Funding and related risks (continued)

Net stable funding ratio (NSFR)*
The table below shows the composition of the Group's NSFR, estimated by applying the Basel III guidance issued in December 2010. The Group's NSFR will continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	30 June 2013		31 December 2012
		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	70	70	70	70	100
Wholesale funding > 1 year	93	93	109	109	100
Wholesale funding < 1 year	59	-	70	-	-
Derivatives	370	-	434	-	-
Repurchase agreements	124	-	132	-	-
Deposits
- retail and SME - more stable	209	188	203	183	90
- retail and SME - less stable	70	56	66	53	80
- other	158	79	164	82	50
Other (2)	63	-	64	-	-

Total liabilities and equity	1,216	486	1,312	497

Cash	90	-	79	-	-
Inter-bank lending	30	-	29	-	-
Debt securities > 1 year
- governments AAA to AA-	58	3	64	3	5
- other eligible bonds	43	9	48	10	20
- other bonds	18	18	19	19	100
Debt securities < 1 year	19	-	26	-	-
Derivatives	374	-	442	-	-
Reverse repurchase agreements	99	-	105	-	-
Customer loans and advances > 1 year
- residential mortgages	138	90	145	94	65
- other	121	121	136	136	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	85
- other	142	71	131	66	50
Other (3)	66	66	70	70	100

Total assets	1,216	393	1,312	413
Undrawn commitments	217	11	216	11	5

Total assets and undrawn commitments	1,433	404	1,528	424

Net stable funding ratio		120%		117%

Notes:
(1)	Available stable funding.
(2)	Deferred tax and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point
•
NSFR improved by 300 basis points in the first half of the year. Reduction in long-term wholesale funding of £16 billion was primarily driven by Markets, complimented by a decrease in funding requirements, as a result of a reduction in long-term lending principally within Non-Core.

*Not within the scope of Deloitte LLP's review report

Appendix 2 Funding and related risks (continued)

Retail & Commercial deposit maturity analysis*
The table below shows the contractual and behavioural maturity analysis of Retail & Commercial customer deposits.
	Less than 1 year	1-5 years	More than 5 years	Total
30 June 2013	£bn	£bn	£bn	£bn

Contractual maturity	391	15	-	406
Behavioural maturity	141	217	48	406

31 December 2012

Contractual maturity	380	20	1	401
Behavioural maturity	145	219	37	401

Key points
●
The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive customer base, and across a wide geographic network.

●
In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which whilst may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress such as those experienced in 2008.

Encumbrance
Refer to page 151 of the Group's 2012 Annual Report and Accounts for further details of the Group's approach to encumbrance.

The Group's encumbrance ratios are set out below.
Encumbrance ratios	30 June 2013%	31 December 2012%

Total	18	18
Excluding balances relating to derivative transactions	21	22
Excluding balances relating to derivative and securities financing transactions	12	13

Key points
●	Unencumbered financial assets covered unsecured liabilities excluding derivatives by 79%.

●	The Group's encumbrance ratio remained stable at 18%.

●	c.30% of the Group's residential mortgage portfolio was encumbered at 30 June 2013, unchanged from 31 December 2012.

*Not within the scope of Deloitte LLP's review report

Appendix 2 Funding and related risks (continued)

Encumbrance (continued)

Assets (financial) encumbrance

	Encumbered assets relating to:
30 June 2013	Debt securities in issue		Other secured liabilities			Total encumbered assets	Encumbered assets as a % of related assets	Unencumbered		Total
	Securitisations and conduits	Covered bonds	Derivatives	Repos	Secured deposits			Liquidity portfolio	Other
	£bn	£bn	£bn	£bn	£bn	£bn		£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	81.7	7.9	89.6
Loans and advances to banks (1)	6.3	0.9	13.2	-	-	20.4	67	-	9.9	30.3
Loans and advances to customers (1)
- UK residential mortgages	15.5	15.2	-	-	-	30.7	28	60.7	17.4	108.8
- Irish residential mortgages	10.9	-	-	-	1.2	12.1	77	-	3.7	15.8
- US residential mortgages	-	-	-	-	2.1	2.1	10	11.9	7.8	21.8
- UK credit cards	3.1	-	-	-	-	3.1	44	-	4.0	7.1
- UK personal loans	4.2	-	-	-	-	4.2	51	-	4.0	8.2
- other	16.6	-	20.1	-	2.1	38.8	15	3.0	216.1	257.9
Debt securities	1.6	-	5.3	80.5	10.5	97.9	71	20.9	19.4	138.2
Equity shares	-	-	0.7	6.4	-	7.1	62	-	4.3	11.4
Settlement balances	-	-	-	-	-	-	-	-	18.0	18.0

	58.2	16.1	39.3	86.9	15.9	216.4		178.2	312.5	707.1
Own asset securitisations								20.0

Total liquidity portfolio								198.2

Liabilities secured
Intra-Group - used for secondary liquidity	20.0	-	-	-	-	20.0
Intra-Group - other	21.6	-	-	-	-	21.6
Third-party (2)	10.1	9.3	53.9	123.7	14.7	211.7

	51.7	9.3	53.9	123.7	14.7	253.3

Total assets						1,216
Total assets excluding derivatives						843
Total assets excluding derivatives and reverse repos						743
Total liabilities excluding secured liabilities and derivatives						619

For the notes to this table refer to the following page.

Appendix 2 Funding and related risks (continued)

Encumbrance: Assets (financial) encumbrance (continued)

	Encumbered assets relating to:
31 December 2012	Debt securities in issue		Other secured liabilities			Total encumbered assets	Encumbered assets as a % of related assets	Unencumbered		Total
	Securitisations and conduits	Covered bonds	Derivatives	Repos	Secured deposits			Liquidity portfolio	Other
	£bn	£bn	£bn	£bn	£bn	£bn		£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	70.2	9.1	79.3
Loans and advances to banks (1)	5.3	0.5	12.8	-	-	18.6	59	-	12.7	31.3
Loans and advances to customers (1)
- UK residential mortgages	16.4	16.0	-	-	-	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	-	-	-	1.8	12.4	81	-	2.9	15.3
- US residential mortgages	-	-	-	-	-	-	-	7.6	14.1	21.7
- UK credit cards	3.0	-	-	-	-	3.0	44	-	3.8	6.8
- UK personal loans	4.7	-	-	-	-	4.7	41	-	6.8	11.5
- other	20.7	-	22.5	-	0.8	44.0	16	6.5	217.1	267.6
Debt securities	1.0	-	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	-	-	0.7	6.8	-	7.5	49	-	7.7	15.2
Settlement balances and other financial assets	-	-	-	-	-	-	-	-	6.7	6.7

	61.7	16.5	44.3	98.0	17.8	238.3		165.3	325.5	792.1
Own asset securitisations								22.6

Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary liquidity	22.6	-	-	-	-	22.6
Intra-Group - other	23.9	-	-	-	-	23.9
Third-party (2)	12.0	10.1	60.4	132.4	15.3	230.2

	58.5	10.1	60.4	132.4	15.3	276.7

Total assets						1,312
Total assets excluding derivatives						870
Total assets excluding derivatives and reverse repos						766
Total liabilities excluding secured liabilities and derivatives						638

Notes:
(1)	Excludes reverse repos.
(2)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Appendix 2 Funding and related risks (continued)

Non-traded interest rate risk
Non-traded interest rate risk impacts earnings arising from the Group's banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

Methodology relating to interest rate risk are unchanged from the year end and are set out on page 153 of the Group's 2012 Annual Report and Accounts.

Value-at-risk
VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures. VaR relating to interest rate risk in the banking book for the Group's Retail & Commercial banking activities at 99% confidence level and currency analysis at period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2013	40	33	50	30
31 December 2012	46	21	65	20

	30 June 2013 £m	31 December 2012 £m

Euro	10	19
Sterling	23	17
US dollar	34	15
Other	3	4

Key point
•	The average interest rate exposure in the first half of 2013 was lower than H2 2012. This reflected the change in VaR methodology in November 2012.

Appendix 2 Funding and related risks (continued)

Non-traded interest rate risk (continued)

Sensitivity of net interest income*
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year. The reported sensitivity will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

	Euro	Sterling	US dollar	Other	Total
30 June 2013	£m	£m	£m	£m	£m

+ 100 basis points shift in yield curves	16	360	114	32	522
- 100 basis points shift in yield curves	(13)	(273)	(54)	(24)	(364)
Bear steepener					228
Bull flattener					(63)

31 December 2012

+ 100 basis points shift in yield curves	(29)	472	119	27	589
- 100 basis points shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

Key points
•	The Group's interest rate exposure remains asset sensitive, in that rising rates have a positive impact on net interest margins.

•	The primary contributors to asset sensitivity relate to underlying business pricing assumptions and assumptions in respect of the risk of early repayment of consumer loans and deposits.

•	The impact of the steepening and flattening scenarios is largely driven by the reinvestment of net free reserves.

*Not within the scope of Deloitte LLP's review report

Appendix 2 Funding and related risks (continued)

Currency risk: Structural foreign currency exposures
The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group's structural foreign currency exposures.

30 June 2013	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

US dollar	18,114	-	18,114	(1,845)	16,269	(4,146)	12,123
Euro	9,428	19	9,409	(193)	9,216	(2,287)	6,929
Other non-sterling	4,836	380	4,456	(3,538)	918	-	918

	32,378	399	31,979	(5,576)	26,403	(6,433)	19,970

31 December 2012

US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	-	897

	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

Note:
(1)	Economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points
•	The Group's structural foreign currency exposure at 30 June 2013 was £26.4 billion and £20.0 billion before and after economic hedges respectively (31 December 2012 - £24.0 billion and £17.9 billion).

•
Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currency against sterling would result in a gain of £1.4 billion (31 December 2012 - £1.3 billion) in equity, while a 5% weakening would result in a loss of £1.3 billion (31 December 2012 - £1.1 billion) in equity.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary